Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

To:	All Eligible Employees

From:	info@mail.infiniteequity.com

Date:	[•], 2026

Subject:	Confirmation of Election to Participate in Offer to Exchange

RXSIGHT OPTION EXCHANGE PROGRAM

RxSight, Inc. (“RxSight”) has received your election, via the offer website, by which you elected to accept or reject RxSight’s offer to exchange certain outstanding options for restricted stock units (“RSUs”) or, if you are a named executive officer, options (“Options,” and together with the RSUs, the “New Awards”) with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

1This column displays the number of shares of RxSight’s common stock subject to the stock option grant as of September 4, 2026 (assuming no exercise or early termination occurs, through September 4, 2026).

2This column displays the number of vested shares of RxSight’s common stock subject to the stock option grant as of September 4, 2026 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through September 4, 2026).

3The number of shares subject to the New Awards received in the exchange will vary based on the exercise price of the options you are exchanging and the type of New Award you are receiving.

425% of the shares subject to the New Awards received in the exchange for vested eligible options will vest on February 28, 2027 and the remaining 75% of the shares subject to the New Awards will vest on August 31, 2027, in each case subject to your continued service to RxSight through the applicable vesting date.

525% of the shares subject to the RSUs received in exchange for unvested eligible options will vest on February 28, 2027, August 31, 2027, February 29, 2028, and August 31, 2028, in each case subject to your continued service to RxSight through the applicable vesting date.

1/24th of the shares subject to the Options received in exchange for unvested eligible options will vest on February 28, 2027 and in equal monthly installments thereafter, in each case subject to your continued service to RxSight through the applicable vesting date.

In all events, vesting is subject to continued service with RxSight through the applicable vesting date.

Please refer to the Option Exchange documents, including Section 7 of the Offer to Exchange Certain Outstanding Options for New Awards, for additional terms that may apply to the New Awards.

If you change your mind regarding your election, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed election. The new election must be delivered using RxSight’s offer website no later than the offer expiration date, currently expected to be 9:00 PM Pacific Time, on September 4, 2026.

Only elections that are properly completed, signed, dated, and actually received by RxSight via the offer website at www.myoptionexchange.com before the offer expires will be accepted. Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Infinite Equity by email at rxsight@infiniteequity.com.

Please note that our receipt of your election is not by itself an acceptance of the eligible options for exchange. For the purposes of the offer, RxSight will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when RxSight gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. RxSight’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for New Awards (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the launch email, dated August 10, 2026, announcing the offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through RxSight’s EDGAR filings on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on RxSight’s offer website at www.myoptionexchange.com, or by contacting Infinite Equity at rxsight@infiniteequity.com.

[PARTICIPANT ELECTION SIGNATURE]

We strongly encourage you to print this email and keep it for your records.

If the above is not your intent, you may log back into the option exchange website (www.myoptionexchange.com) to change your election on or before September 4, 2026 at 9:00 PM Pacific Time.

If you have questions about the Option Exchange or this confirmation notice, please contact rxsight@infiniteequity.com.

CHANGE ELECTIONS

Please do NOT reply to this email. This mailbox is not monitored, and you will not receive a response.

The Option Exchange is being made pursuant to the terms and conditions set forth in RxSight’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Option Exchange website located at www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including risks related thereto.